SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, September 03, 2013 – Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest producer of resins in the Americas, in response to the letter SEP/GEA-1/N.o455/2013 received from the Brazilian Securities and Exchange Commission (CVM), seeking clarification on the report in the September 2, 2013 edition of the newspaper Valor Econômico about its participation in the process for the acquisition of PVC assets from Solvay, hereby announces to its shareholders and the market that it is in constant dialog with different companies in the pursuit of partnership and growth opportunities. All potential transactions considered by Braskem are aimed at strengthening its position and preserving the financial health of its capital structure.

Specifically with regard to the reported ongoing negotiations for the acquisition of PVC assets from Solvay, Braskem clarifies that it is participating in the competitive sale process of these assets, though there are no concrete, even if preliminary, results so far, nor is there any expected deadline for the conclusion of the process. It is worth highlighting that, as is customary in competitive processes transactions, all the parties are subject to a confidentiality undertaking.

The Company remains committed to inform its shareholders and the market, in the proper time and manner, of any fact that must be disclosed pursuant to law and the rules of the Brazilian Securities and Exchange Commission. Braskem takes this opportunity to reaffirm its commitment to Corporate Governance best practices by pursuing excellence in its communication with the capital markets.

The team remains available to provide any further clarifications via telephone at +55 (11) 3576-9531 or e-mail at braskem-ri@braskem.com.br.

Sincerely,

Mario Augusto da Silva

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.